 Smythe Ratcliffe LLP

7th Floor, Marine Building

355 Burrard Street

Vancouver, BC V6C 2G8

fax: 604.688.4675

telephone: 604.687.1231

January 4, 2007

Mr. Bedo Kalpakian

Bronx Ventures Inc.

100 - 1255 West Pender Street

Vancouver, BC  V6E 2V1

Dear Bedo:

Re:

Bronx Ventures Inc. Form 20-F for the year ended

December 31, 2005

This letter provides comments on the December 29, 2006 letter to Bronx Ventures Inc. (Bronx) from the U.S. Securities and Exchange Commission regarding the Form 20-F for the year ended December 31, 2005.

Exhibits, page 51

SEC Comment 3:

In an amended filing, include your accountants’ consent as an exhibit.

Response:

We are not aware of an accountants’ consent to be included with an amended filing. Please provide more information on the type of accountants’ consent to be included.

Statements of Operations and Deficit, page 57

SEC Comment 5:

We note the nature of your revenues, as described on pages seven and eight, are no longer anticipated due to the sale of your investment in the card games software. Tell us why you report this as revenue rather than discontinued operations. We note that you sold such investment in 2006, as disclosed on page seven, and your principal business is the exploration and development of natural resources.

Response:

The Statement of Operations and Deficit covered the year ended December 31, 2005 with the related audit report being dated February 9, 2006. Throughout the period ended December 31, 2005 to release of the audited financial statements the card game revenues were from continued operations. Disclosures were appropriate based on existing operations at the time of release of the financial statements.

The sale of the card games software occurred May 5, 2006 and warranted Form 20-F discussion.

In future financial statements, management should disclose the card game revenue as discontinued operations with appropriate note disclosure.

SEC Comment 6:

Tell us the reasons for your classifications of the following items as either Expenses or Other Items in this statement. In this regard, it is unclear the distinction of Other Items in the statement, including the line item “Income (Loss) Before Other Items”. We may have further comment.

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Finance, interest and foreign exchange

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Write-down of investment in Inter-Café Project

Response:

Finance, interest and foreign exchange is classified as Expenses since this item consists of regularly recurring expenses such as bank charges, interest and foreign exchange. Management may consider renaming the classification on future financial statements

Write-down of investment in Inter-Café Project was classified as Other Items since this item is a non-recurring item. The other item classification appropriately discloses the unusual nature of this charge.

Income (Loss) Before Other Items provides income earned from the Company’s normal operations, which are mineral resource exploration and formerly licensing card games software.

Please contact us if you have any questions.

Yours very truly,

SMYTHE RATCLIFFE LLP

“Smythe Ratcliffe LLP”

Gary Luedke, CA

Partner

GL/rg/106120

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